EXHIBIT 12(a)

J. C. Penney Company, Inc.
and Consolidated Subsidiaries
Computation of Ratios of Available Income from Continuing Operations to Combined Fixed Charges and Preferred Stock Dividend Requirement

	52 Weeks	53 Weeks	52 Weeks	52 Weeks	52 Weeks
	Ended	Ended	Ended	Ended	Ended
($ in Millions)	1/29/05	1/31/04	1/25/03	1/26/02	1/27/01

Income/(loss) from continuing operations	$1,009	$521	$388	$243	$(332)
(before income taxes, before capitalized interest, but after preferred stock dividend)
Fixed charges
Interest (including capitalized interest) on:
Operating leases	60	65	78	74	88

Short-term debt	3	6	4	—	13

Long-term debt	373	429	403	426	464

Capital leases	—	—	—	1	3

Bond premiums	47	—	—	—	—

Other, net	18	21	22	11	(2)

Less: interest expense of discontinued operations	(95)	(164)	(162)	(155)	(214)

Total fixed charges	406	357	345	357	352

Preferred stock dividend, before taxes	12	25	27	29	33

Combined fixed charges and preferred stock dividend requirement	418	382	372	386	385

Total available income	$1,427	$903	$760	$629	$53

Ratio of available income to combined fixed charges and preferred stock dividend requirement	3.4	2.4	2.0	1.6	0.1 *

* Total available income from continuing operations (before income taxes and capitalized interest, but after preferred stock dividend) was not sufficient to cover combined fixed charges and preferred stock by $332 million.